

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

May 3, 2010

<u>Via U.S. Mail</u>

Mr. Michael R. Robinson, Chief Financial Officer
Life Time Fitness, Inc.
2902 Corporate Place
Chanhassen, Minnesota 55317

   Re: **Life Time Fitness, Inc.**
      Form 10-K for the year ended December 31, 2009
      Filed February 26, 2010
      File No. 001-32230

Dear Mr. Robinson:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the year ended December 31, 2009

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31</u>
<u>Liquidity and Capital Resources, page 38</u>

1. We note the presentation of multiple financial ratios on pages 39 and 41 of MD&A. Please revise future filings to include exhibit 12 reflecting the computations of these ratios as required by Regulation S-K, Item 601.

<u>Financial Statements, page 43</u>
<u>Notes to Consolidated Financial Statements, page 47</u>
<u>Note 2. Significant Accounting Policies, page 47</u>
<u>Revenue Recognition</u>

2. We note from the disclosure on page 47 that during 2008, there was a substantial shift in the company's attrition activity primarily as a result of macroeconomic pressures and a challenging consumer environment. We also note that during the second quarter of 2008, the company changed its estimated average membership life from 36 months to 33 months. We further note that the pressure continued throughout the second half of 2008 and therefore the company reduced the estimated average membership life to 30 months at the beginning of the fourth quarter. As these changes in estimated average membership life appear to be changes in accounting estimates, please revise future filings to disclose the impact of these changes in estimates on the company's income from continuing operations, net income, and earnings per share as required by ASC 250-10-50-4.

<u>Other Assets, page 50</u>

3. Your disclosure on page 51 indicates that all intangible assets have been determined to have indefinite lives. In this regard, please tell us and explain in the notes to the company's financial statements in future filings the nature of the intangible assets associated with leasehold rights at your Highland Park, Minnesota office building complex. As part of your response and your revised disclosure, please also explain why you have determined that an indefinite life is appropriate for this intangible. We may have further comment upon receipt of your response.

Schedule 14A:

<u>Board's Role in Risk Oversight, page 7</u>

4. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach such conclusion.

Long-Term Incentive Awards, page 17

5. We note that some of your executive officers received restricted shares because you achieved your 2009 EPS target. In future filings, please revise to disclose in your Compensation Discussion & Analysis all performance targets that must be achieved in order for your executive officers to earn their annual and long-term incentive compensation. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief